FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* McIntyre, John W.	2. Issuer Name and Ticker or Trading Symbol Gables Realty Limited Partnership		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 501 Gables Paces 3280 Northside Parkway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/30/02 and 10/01/02
(Street) Atlanta, GA 30327		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (Right to Buy)	$30.20	06/03/02		A	V	2,500		06/03/03	06/03/12	Common Shares (1)	2,500		2,500	D
Phantom Stock Units	(1)	06/03/02		A	V	250(2)		(2)	(2)	Common Shares (1)	250	$30.20
Phantom Stock Units	(1)	01/02/02		A	V	248(3)		(3)	(3)	Common Shares (1)	248	$29.90
Phantom Stock Units	(1)	04/01/02		A	V	238 (3)		(3)	(3)	Common Shares (1)	238	$31.17
Phantom Stock Units	(1)	07/01/02		A	V	237 (3)		(3)	(3)	Common Shares (1)	237	$31.36
Phantom Stock Units	(1)	10/01/02		A		230 (3)		(3)	(3)	Common Shares (1)	230	$26.59
Phantom Stock Units	(1)	03/28/02		A	V	68(4)		(4)	(4)	Common Shares (1)	68	$31.05
Phantom Stock Units	(1)	06/28/02		A	V	77 (4)		(4)	(4)	Common Shares (1)	77	$31.93
Phantom Stock Units	(1)	09/30/02		A		99 (4)		(4)	(4)	Common Shares (1)	99	$26.71	4,699	D

Explanation of Responses:

(1) The issuer of the common shares is Gables Residential Trust (the "Company"), which is the 100% owner of Gables GP, Inc., the general partner of Gables Realty Limited Partnership (the "Partnership"). Units of the Partnership are redeemable for cash equal to the fair market value of such shares at the time of redemption or, at the election of the Company, an equal number of common shares.
(2) These phantom stock units were accrued pursuant to compensation arrangements approved by the Compensation Committee.
(3) These phantom stock units were accrued under the Company's deferred compensation program for non-employee trustees and will be settled in common shares either in a lump sum or annual installments following the reporting person's termination of membership on the Board of Trustees or upon a change of control of the Company. The number of shares was derived by dividing the quarterly fees payable by the closing stock price on the date the fees were payable.
(4) These phantom stock units were credited to the reporting person to reflect dividends paid on common shares underlying such person's other phantom stock units. These phantom stock units will also be settled in common shares either in a lump sum or annual installments following the reporting person's termination of membership on the Board of Trustees or upon a change of control of the Company. The numbner of shares was derived by dividing the dividend amount by the closing stock price on the dividend payment date.

By: /s/ Dawn H. Severt As Attorney In Fact **Signature of Reporting Person	10-02-02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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